EXHIBIT 99.1

Blue Hat Announces Financial Results for the First Half of 2025, a 1.90% Increase in Revenues to $13.33 million

Xiamen, China – December 2, 2025: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a company primarily engaged in commodity trading in China, today announced its unaudited financial results for the six months ended June 30, 2025 (“First Half of 2025”).

First Half of 2025 Financial Highlights

●	First Half of 2025 total revenues of US$13.33 million, compared to US$13.08 million in the prior-year period. In the first half of 2025, the Company changed the type of products it sells from diamonds to gold. The amount of sales revenue for this period remained relatively stable, which is in line with market expectations, and no other anomalies were observed. The Company applied the full amount method for revenue recognition.

●	First Half of 2025 gross profit of US$4.87 million, an increase of 351.02% from US$1.08 million in the prior-year period. It was due to the Company’s shift in the type of products sold from diamonds to gold, and the relatively lower cost of gold, the overall gross profit margin has increased.

●	First Half of 2025 loss from operations of US$0.82 million, a decrease of 33.23% from loss from continued operations of US$1.23 million in the prior-year period.

●	Net loss decreased 33.95% to US$0.86 million for the First Half of 2025, from net loss of US$1.30 million in the prior-year period.

●	US$1.07 million in cash and cash equivalents as of June 30, 2025.

Management Commentary

As of December 2, 2025, the share capital of the Company is US$500,000,000, divided into 5,000,000,000,000,000 ordinary shares of US$0.0000001 par value each.

On July 10, 2025, the Company held an Extraordinary General Meeting at which shareholders approved a reduction in the par value of the Company’s ordinary shares from $1.00 to $0.0000001 per share, such adjustment of the par value was effective on July 16, 2025 upon completion of the merger of the Company with Lanjin Technology Co., Ltd. Shareholders also authorized the Board of Directors to implement a reverse stock split at a ratio of either 20-to-1 or 50-to-1. The board has discretion to implement the corporate action as approved by the shareholders prior to December 31, 2026.

Business Transformation from Diamond to Gold Trading

During the first half of 2025, the Company completed its strategic transition from diamond trading to gold trading as its primary business focus. The Company’s diamond trading operations, which generated $13.08 million in revenue during the first half of 2024, were discontinued in 2025 to allow the Company to concentrate resources on the more capital-intensive gold trading and supply chain business.

This shift aligns with the Company’s August 2024 acquisition of 1,000 kilograms of physical gold for approximately $66.49 million and leverages the significant appreciation in gold prices, which reached over $3,000 per ounce by March 2025. The focused strategy positions the Company to capitalize on structural opportunities in the gold industry, including increased institutional demand, market consolidation trends, and the development of AI-enabled trading platforms.

First Half of 2025 Results

Total revenues were US$13.33 million for the First Half of 2025, an increase of US$0.25 million, or 1.90%, compared to US$13.08 million in the prior-year period. It was due to the Company generating revenue from gold trading business in the first half of 2025. The amount of sales revenue for this period remained relatively stable, which is in line with market expectations, and no other anomalies were observed. The Company applied the full amount method for revenue recognition.

Revenues from sales of diamonds trading were nil for the First Half of 2025, compared to US$13.08 million in the prior-year period.

Revenues from sales of gold trading were US$13.33 million for the First Half of 2025, compared to nil in the prior-year period.

Gross profit increased 351.02% to US$4.87 million for the First Half of 2025, from US$1.08 million in the prior-year period.

Total gross margin increased to 36.54% for the First Half of 2025, compared to 8.26% in the prior-year period. This improvement reflects the Company’s transition from diamond trading to gold trading operations, which generate higher margins through multiple revenue streams including supply chain financing services, logistics services, and value-added platform capabilities.

The Company’s 1-ton gold acquisition in August 2024 at approximately $1,990 per ounce has appreciated significantly to over $3,000 per ounce by March 2025, providing enhanced transaction flexibility. Additionally, the gold business targets refineries, wholesalers, and institutional buyers with different margin profiles compared to the retail jewelry market served by the former diamond operations.

Total operating expenses increased by US$3.38 million for the First Half of 2025, from US$2.31 million in the prior-year period, primarily as a result of increased general and administrative expenses in the first half of 2025.

Loss from operations decreased 33.23% to loss from operations of US$0.82 million for the First Half of 2025, from US$1.23 million in the prior-year period.

Net loss decreased 33.95% to net loss of US$0.86 million for the First Half of 2025, from US$1.30 million in the prior-year period.

Basic loss per share was US$0.000000018 for the First Half of 2025, compared to US$0.00000022 in the prior-year period.

Balance Sheet Highlights

As of June 30, 2025, Blue Hat had cash and cash equivalents of US$1.07 million, working capital of US$78.88 million and total shareholders’ equity (excluding the non-controlling interest) of US$81.47 million, compared to cash and cash equivalents of US$15,770, working capital of US$29.42 million and total shareholders’ equity (excluding the non-controlling interest) of US$32.14 million, respectively, as of December 31, 2024.

 Cash flows from operating activities

Net cash used in operating activities was $10.16 million for the six months ended June 30, 2025 and was primarily attributable to (i) net loss of $0.86 million, (ii) various non-cash items of $39.01 million, such as depreciation of property, plant and equipment, share-based payments, issuance of common stock to pay for goods, provision for doubtful accounts and loss on investment write-off, (iii) a $13.33 million increase in account receivables, (iv) $33.88 million decrease in account payables, (v) a $2.85 million decrease in other payables and accrued liabilities, (vi) a $6.46 million increase in other receivables. This cash outflow was offset by (i) a $8.13million decrease in inventory.

Cash flows from investing activities

Net cash used in investing activities from continued operation was nil for the six months ended June 30, 2025.

Cash flows from financing activities

Net cash provided from financing activities was $11.21 million for the six months ended June 30, 2025 and was primarily attributable to proceeds of $11.56 million from issuance of ordinary shares, $0.22 million in repayment to related party loan and $0.15 million in repayment to short-term loans.

About Blue Hat

Blue Hat, through its subsidiaries, operates a comprehensive gold trading business. Our core business model is built upon physical gold trading, gold derivatives trading, and the development of innovative, AI-enabled trading platforms. Our operations center on gold trading and related services, with strategic initiatives in gold supply chain services, intelligent trading platforms, gold derivatives, and the tokenization of gold as Real World Assets (RWA). For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2025	2024
		(Audited)
Current assets:
Cash and cash equivalents	$1,064,151	$14,300
Restricted cash	1,476	1,470
Inventories	56,429,528	64,560,000
Accounts receivable, net	13,326,753	—
Other receivables, net	9,878,653	3,702,861
Other receivables - related party	1,742,919	1,766,661
Prepayments, net	18,246	19,267
Total current assets	82,461,726	70,064,559

Property and equipment, net	3,234,186	3,337,333

Other assets:
Operating lease, right-of-use asset	1,715,494	1,830,544
Total other assets	4,949,680	5,167,877
Total assets	$87,411,406	$75,232,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$—	$146,341
Taxes payable	796,804	793,492
Accounts payable	280,556	34,156,360
Other payables and accrued liabilities	1,935,794	4,780,965
Other payables - related party	396,355	601,856
Operating lease liabilities - current	167,958	166,122
Customer deposits	2,988	2,976
Total current liabilities	3,580,455	40,648,112

Other liabilities:
Operating lease liability	1,591,647	1,667,556
Long term payable -related party	773,950	773,950
Total other liabilities	2,365,597	2,441,506
Total liabilities	5,946,052	43,089,618

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.0000001 par value, 5,000,000,000,000,000 shares authorized, 72,439,308,910,000 shares issued and outstanding as of June 30, 2025, and 5,849,828,110,000 shares issued and outstanding as of December 31, 2024*	7,243,930	584,982
Additional paid-in capital	138,382,497	94,863,300
Statutory reserves	2,143,252	2,143,252
Retained earnings	(67,212,720)	(66,356,798)
Accumulated other comprehensive income	908,395	908,082
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	81,465,354	32,142,818
Total equity	81,465,354	32,142,818
Total liabilities and shareholders’ equity	$87,411,406	$75,232,436

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2025	2024
Revenues	$13,326,754	$13,078,529
Cost of revenue	8,456,515	11,998,711
Gross profit	4,870,239	1,079,818

Operating expenses:
General and administrative	5,688,833	1,966,815
Research and development	894	340,389
Total operating expenses	5,689,727	2,307,204

Loss from operations	(819,488)	(1,227,386)

Other income (expense)
Interest income	3	16
Interest expense	(30,957)	(66,724)
Other finance expenses	(5,548)	(1,615)
Other income (expense), net	68	(138)
Total other expenses, net	(36,434)	(68,461)

Loss before income taxes	(855,922)	(1,295,847)
Provision for income taxes	—	—
Net Loss	(855,922)	(1,295,847)

Other comprehensive loss
Net loss	(855,922)	(1,295,847)
Foreign currency translation adjustment	313	(21,943)
Comprehensive loss	$(855,609)	$(1,317,790)

Weighted average number of ordinary shares
Basic	47,856,738,100,000	5,846,270,400,000
Diluted	47,980,970,550,000	5,970,502,850,000

Losses per share
Basic loss per share from continued operations	$(0.000000018)	$(0.00000022)
Basic loss per share from discontinued operations	—	$—
Diluted losses per share
Diluted loss per share from continued operations	$(0.000000018)	$(0.00000022)
Diluted loss per share from discontinued operations	—	$—

UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive
	Shares*	Par value	capital	reserve	Unrestricted	income	Total

BALANCE, December 31, 2023	5,839,828,110,000	$583,982	$93,828,090	$2,143,252	$(56,832,015)	$898,766	$40,622,075
Issuance of ordinary shares - cash	10,000,000,000	1,000	69,000	—	—	—	70,000
Share based payment service	—	—	403,340	—	—	—	403,340
Net loss from continued operation	—	—	—	—	(1,295,847)	—	(1,295,847)
Foreign currency translation	—	—	—	—	—	(21,943)	(21,943)
BALANCE, June 30, 2024	5,849,828,110,000	$584,982	$94,300,430	$2,143,252	$(58,127,862)	$876,823	$39,777,625

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive
	Shares*	Par value	capital	reserve	Unrestricted	income	Total

BALANCE, December 31, 2024	5,849,828,110,000	$584,982	$94,863,300	$2,143,252	$(66,356,798)	$908,082	$32,142,818
Issuance of ordinary shares - cash	18,913,980,000,000	1,891,398	9,667,005	—	—	—	11,558,403
Issuance of common stock to pay for goods	24,618,290,800,000	2,461,829	31,415,138	—	—	—	33,876,967
Reverse split senders	450,000,000	45	(45)	—	—	—	—
Share based payment service	23,056,760,000,000	2,305,676	2,437,099	—	—	—	4,742,775
Net loss from continued operation	—	—	—	—	(855,922)	—	(855,922)
Foreign currency translation	—	—	—	—	—	313	313
BALANCE, June 30, 2025	72,439,308,910,000	$7,243,930	$138,382,497	$2,143,252	$(67,212,720)	$908,395	$81,465,354

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended	Six months ended June
	June 30,	30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(855,922)	$(1,295,847)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	103,210	104,360
Share-based payments	4,742,775	403,340
Issuance of common stock to pay for goods	33,876,967	—
Allowance for credit loss	285,000	749,682
Changes in operating assets and liabilities:
Accounts receivable	(13,326,754)	(10,187,254)
Other receivables	(6,460,792)	(270,081)
Other receivables – related party	23,742	(23,151)
Inventories	8,130,472	12,000,982
Prepayments	1,021	32,428
Operating lease assets	40,977	28,244
Accounts payable	(33,875,802)	2
Other payables and accrued liabilities	(2,845,171)	1,035,748
Taxes payable	3,312	(5,149)
Net cash used in operating activities	(10,156,965)	2,573,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash (used in) generated from investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	11,558,403	70,000
Proceeds from other payables - related party	17,379	29,393
Repayment from other payables - related party	(222,880)	(90,500)
Repayments of short-term loans - banks	(146,341)	—
Net cash generated from financing activities	11,206,561	8,893

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	261	(15,992)
Net decrease in cash, cash equivalents and restricted cash	1,049,857	2,566,205
Cash, cash equivalents and restricted cash at beginning of the year	15,770	409,175
Cash, cash equivalents and restricted cash at end of the year	$1,065,627	$2,975,380
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,064,151	2,973,897
Restricted cash	1,476	1,483
Total cash, cash equivalents and restricted cash	1,065,627	2,975,380

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$1,064,151	$2,973,897
CASH AND CASH EQUIVALENTS, end of year	$1,064,151	$2,973,897

Cash paid for income tax	$—	$165

Cash paid for interest	$30,957	$66,724

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$1,715,494	$2,194,374

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$1,759,605	$2,246,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Blue Hat Interactive Entertainment Technology (“Blue Hat Cayman” or the “Company”) is a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”) and its wholly owned subsidiary, Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) a PRC company, was established and engaged in designing, producing, promoting and selling interactive toys with mobile games features, online interactive educational program, original intellectual property and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE.

On August 23, 2021, Fujian Blue Hat Group Co., Ltd (“Blue Hat Group”) which was the subsidiary of Blue Hat HK was established under the laws of the PRC.

On February 2021, the Blue Hat WFOE acquired additional 51.5% of Fujian Youth Hand in Hand Educational Technology Co., Ltd (“Fujian Youth”), and Fujian Youth is owned 48.5% by Blue Hat Fujian. On June 2023, Blue Hat Fujian was disposed, and Fujian Youth is 100% owned by Blue Hat WFOE. On March 24 2021, a wholly owned subsidiary Fuzhou Qiande Educational Technology Co., Ltd (“Qiande”), a PRC company, was established under Fujian Youth.

On February 20, 2021, the Company established its wholly owned subsidiaries, Xiamen Blue Hat Research Institution of Education Co., Ltd (“Blue Hat Research”). On November 15, 2021, the Company deregistered Shenyang Qimengxing Trading Co., Ltd.

During 2021, the Company disposed Xunpusen (Xiamen) Technology Co., Ltd (“Xunpusen”), and Xiamen Jiuqiao Technology Co., Ltd (“Jiuqiao”).

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

On April 3, 2023, Golden Strategy Ltd (“Golden strategy”) was established under the laws of British Virgin Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Golden Alpha Strategy Limited (“Golden Alpha”) incorporated under the laws of Hong Kong on April 18, 2023 and Blue Hat Technology LLC. (“Blue USA”) incorporated under the laws of United States on July 21, 2023.

On June 13, 2023, Chongqing Duwei Chuangda Electronic Technology Co., Ltd which was the subsidiary of Blue Hat WFOE was established under the laws of PRC.

On July 5, 2023, Guangzhou Huangxin Enterprise Management Co., Ltd which was the subsidiary of Golden Alpha was established under the laws of PRC.

On May 2024, Fuzhou Blue Financial Investment Co.,Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

As of July 16, 2025, the share capital of the Company is US$500,000,000, divided into 5,000,000,000,000,000 ordinary shares of US$0.0000001 par value each.

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”). ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company.	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Blue Hat Group Co. Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021. ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Youth Hand in Hand Educational Technology Co., Ltd.

● A PRC limited liability company, acquired on February 2021.

● Incorporated on September 18, 2017

● Registered capital of $3,106,214 (RMB 20,100,000)

● Educational consulting service and sports related.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Hunan Engaomei Animation Culture Development Co., Ltd.

● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Xiamen Blue Hat Research Institution of Education Co., Ltd	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd.

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023 ● Registered capital of $50,000 ● Gold derivative information service	100% owned by Blue Hat Interactive Entertainment Technology.

Golden Alpha Strategy Limited	● A Hong Kong company ● Incorporated on April 18, 2023 ● Diamond trading	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Registered capital of $141,189 (RMB1,000,000) ● Technical development and service	100% owned by Xiamen Duwei Consulting Management Co., Ltd

Guangzhou Huangxin Management Co.,Ltd	● A PRC limited liability company ● Incorporated on July 5, 2023 ● Registered capital of $1,000,000 ● Supply chain information for diamond trading	100% owned by Golden Alpha Strategy Limited

Blue Hat Technology LLC	● A U.S.A limited liability company ● Incorporated on July 21, 2023 ● Logistic information service	100% owned by Golden Strategy Ltd.

Fuzhou Blue Financial Investment Co., Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024 ● Gold trading and information consulting service	100% owned by Blue Hat Interactive Entertainment Technology.

Fuzhou Po Teshin Supply Chain Co., Ltd	● A PRC limited liability company ● Incorporated on June 11, 2024 ● Gold trading and supply chain management service	100% owned by Fuzhou Blue Financial Investment Co., Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, leaseing, impairment of long-lived assets, credit loss allowance accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $908,395 and $908,082 as of June 30, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2025 and December 31, 2024 were translated at 7.16 RMB and 7.19 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for six months ended June 30, 2025, and for the years ended December 31, 2024 were 7.18 RMB and 7.12 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and restricted cash

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Deposits in banks in the PRC are only insured by the government up to RMB500,000, and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 -180 days. In establishing the required credit loss allowance accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the credit loss allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit loss accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2025 and December 31, 2024, allowance for the doubtful accounts was $13,539,876 and $13,488,433, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2025 and December 31, 2024, allowance for the doubtful accounts was $13,944,188 and $13,987,956, respectively.

Inventories

Inventories are comprised of gold held for resale and are stated at the lower of cost and net realizable value using the weighted average method. Diamonds are based on first-in-first-out (FIFO) costs and Gold is based on weighted average costs (WAC). Due to the Company’s inventory principally consisting of gold, the age of the inventories has limited impact on the estimated market value but subject to the risk of changes in market value. The assessment of the net realizable value of inventories was based on significant estimates and judgements made by management in respect of, amongst others, the economic conditions and the forecast market price of gold. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Inventory cost includes the purchase price paid in cash and the fair value of equity instruments issued in exchange for inventory acquired. On January 27, 2025, Golden Alpha Strategy Limited (the “Golden Alpha”), a wholly owned subsidiary of the Company, entered into a certain tail fee payment agreement with Rongxin Precious Metal Technology Co., Ltd. Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of ordinary shares of the Company, par value $0.01 per share. The Parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days, which is $0.1376 per share, to the designees of the Seller.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for credit loss accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30， 2025 and December 31, 2024, allowance for the credit loss was $ Nil, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives

Building	Straight-line	20 years
Electronic devices	Straight-line	3 years
Office equipment, fixtures and furniture	Straight-line	3 years
Automobile	Straight-line	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use.

Business Combinations

The Company applies the provisions of ASC 805, Business Combination and allocates the fair value of purchases consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of the assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets, including but not limited to future expected cash flows from acquired technology and acquired trademarks and user base from a market participant perspective, useful lives and discount rates.

Impairment for long-lived assets other

Long-lived assets, including property, plant and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and December 31, 2024, impairment for long-lived assets was $ Nil, respectively.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Our cash and cash equivalents and restricted cash are classified within level 1 of the fair value hierarchy because they are value using quoted market price.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Diamond and gold Trading

Net sales primarily consist of revenue from diamond, gemstone, jewelry and gold retail sales and payment is required with a credit period of 180 days after delivery. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, delivery is deemed upon shipment. A return policy of 2 days from when the item is picked up or ready for shipment is typically provided; no manufacturing warranty is provided on all jewelry, gold and diamonds/gemstones. Revenue is recognized when customer gains control over the goods, which is upon delivery.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Leases

The Company leases premise for offices under non-cancellable operating leases. Leases with rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There were no capital improvement funding and contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease terms.

The operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases. The Company elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Losses per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 47,980,970,550,000 and 5,970,502,850,000 for the six months ended June 30, 2025 and 2024.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $8,796 and $8,306 for the six months ended June 30, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

 Segment reporting

The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by service lines. The Company operates as a single operating and reportable segment, as it offers a unified set of products primarily related to sales diamond and gold. Management has determined that the Company has one operating segment. All of the Company’s long-lived assets are located in the PRC.

 Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other part in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or are related corporation.

Share-based compensation

The Company awards share options and other equity-based instruments to its employees, directors and consultants (collectively “share-based payments”). Compensation cost related to such awards is measured based on the fair value of the instrument on the grant date. The Company recognizes the compensation cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU does not have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the ASU to determine its impact on our consolidated financial statements and related disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$26,866,629	$13,488,433
Allowance for expected credit loss	(13,539,876)	(13,488,433)
Total accounts receivable, net	$13,326,753	$—

Movements of expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,488,433	$13,658,675
Addition	—	106,595
Write-off	—	(64,070)
Exchange rate effect	51,443	(212,767)
Ending balance	$13,539,876	$13,488,433

4. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	June 30,	December 31,
	2025	2024

Deposit for business acquisitions	$12,010,554	$11,960,764
Deposit for set-up of research center	83,815	83,468
Receivable from advertising	3,520,000	3,520,000
Consideration Receivable	1,175,505	1,193,048
Others	7,032,967	933,537
Allowance for expected credit loss	(13,944,188)	(13,987,956)
Total other receivables, net	$9,878,653	$3,702,861

Others mainly comprise $6,207,929 as of June 30, 2025, held in financing account. The balance represents financing proceeds designated for financing-related expenditures, which are disbursed directly from the financing account. Management expects the balance to be fully utilized by the end of December 2025.

Allowance for expected credit loss:

In allowance for expected credit loss, on January 2021, the Company acquired Fuzhou CSFCTECH Co., Ltd (“Fuzhou CSFC”) subject to customary conditions; it signed a three parties’ agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of June 30, 2025, the Company paid a refundable deposit of $5,830,575 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms. Since Fuzhou CSFC was disposed, the agreement party changed from Fuzhou CSFC to Blue Hat WFOE. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $5,830,575.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three parties’ agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of June 30, 2025 the Company paid a refundable deposit of $6,179,979 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $6,179,979.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of June 30, 2025, the Company paid $ 83,815 to Zhongrun as a refundable deposit for preliminary costs. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $83,815.

In September 2021, Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. entered into a Share Transfer Agreement with Beijing Kehui Hua Planning & Consulting Co., Ltd. Pursuant to the Agreement, the Company disposed of its 60% equity interest in Xunpusen for a total consideration of RMB 8,600,000. Subsequent to this transaction, a remaining receivable of $1,175,505 was recognized, for which the Company has made full allowance.

As of June 30, 2025, other allowance for expected credit loss was $674,314.

Movements of allowance for expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,987,956	$13,481,228
Addition	285,000	579,369
Write-off	(97,210)	—
Exchange rate effect	(231,558)	(72,641)
Ending balance	$13,944,188	$13,987,956

5. INVENTORIES, NET

Inventories, net consist of the following:

	June 30,	December 31,
	2025	2024

Gold	$56,429,528	$64,560,000
Total Inventory allowance, net	$56,429,528	$64,560,000

6. LEASES

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately $1 million each as of January 1, 2019.

Operating lease expense for the six months June 30, 2025 and 2024 was $161,420 and $262,865, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	June 30,
	Balance Sheet	2025
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$1,715,494

Current operating lease liabilities	Operating lease liabilities - current	$167,958
Noncurrent operating lease liabilities	Operating lease liabilities	1,591,647

Total operating lease liabilities		$1,759,605

Weighted average remaining lease term (in years):
Operating leases		14.92

Weighted discount rate:
Operating leases		4.22%

Maturities of lease liabilities were as follows:

For the six months ended June 30,	Operating lease
2026	$238,794
2027	234,765
2028	203,385
2029	165,003
Thereafter	1,329,237
Total	$2,171,184
Less: amount representing interest	411,579
Present value of future minimum lease payments	1,759,605
Less: Current obligations	(167,958)
Long-term obligations	$1,591,647

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30,	December 31,
	2025	2024
Building	$4,322,359	$4,322,359
Electronic devices	307,429	306,155
Office equipment, fixtures and furniture	41,386	41,215
Vehicle	1,199	1,194
Subtotal	4,672,373	4,670,923
Less: accumulated depreciation and amortization	(1,393,261)	(1,288,850)
Less: impairment	(44,926)	(44,740)
Total	$3,234,186	$3,337,333

The depreciation expenses for the six months ended June 30, 2025 and 2024 was $103,210 and $104,360, respectively.

8. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ June 30,		December 31,
name	Maturities	rate	Guarantee	2025	2024
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	—	146,341
Total				$—	$146,341

Interest expense pertaining to the above short-term for the six months ended June 30, 2025 and 2024 amounted to $33,033 and $Nil, respectively.

 9. ACCOUNT PAYABLES

Account payables consist of the following:

	June 30,	December 31,
	2025	2024
Gold	$—	$33,876,967
Game equipment	118,520	118,029
Information Technology service	162,036	161,364
Total accounts payable	$280,556	$34,156,360

On August 28, 2024, the company signed a tripartite agreement on the transfer of accounts receivable with one supplier and four customers. The accounts receivable has been offset against accounts payable, with an amount of $33.87 million. On January 27, 2025, Golden Alpha Strategy Limited (the “Golden Alpha”), a wholly owned subsidiary of the Company, entered into a certain tail fee payment agreement (the “Agreement”) with Rongxin Precious Metal Technology Co., Ltd (the “Seller”). Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of Ordinary Shares of the Company. The Parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days from the issuance date, which is $0.1376 per share, to the designees of the Seller.

10. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	June 30,	December 31,
	2025	2024
Payables to non-trade vendors and service providers	$1,440,976	$3,744,669
Salary payables	401,985	948,829
Interest payable	38,150	33,011
Other miscellaneous payables	54,683	54,456
Total other payables and accrued liabilities	$1,935,794	$4,780,965

11. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Blue Hat Fujian	Shareholders’ investment company	Disposal consideration, payment on demand	1,363,326	1,388,643
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration, payment on demand	38,656	38,496
Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. Fuzhou Branch	Shareholders’ investment company	Other receivable, payment on demand	1,594	1,587
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable, payment on demand	339,343	337,935
Total			$1,742,919	$1,766,661

Other payables - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Tao Fan	The brother of CO-CEO	Loans, payment on demand	395,379	600,885
Xiaodong Chen	CEO	Lease and other payable, payment on demand	$976	$971
Total			$396,355	$601,856

Long term loans - related party

			June 30,	December 31,
Name of Related Party	Relationship -	Nature	2025	2024

Xiaodong Chen	CEO	Borrowing	$770,155	$770,155
Beautiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	3,795
Total			$773,950	$773,950

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2028.

12. Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI and Golden Strategy are incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

 United States

Blue USA which is a limited liability company that is taxed as a partnership for U.S. federal and certain state and local income tax purposes. Blue USA’s net taxable income or loss and related tax credits, if any, are passed through to its members on a pro-rata basis and included in the member’s tax returns. The income tax burden on the earnings taxed to the non-controlling interest holders is not reported by the Company in its consolidated financial statements under GAAP.

Hong Kong

Blue Hat HK and Golden Alpha are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

PRC companies are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Significant components of the provision for income taxes are as follows:

	June 30,	June 30,
	2025	2024

Current	$—	$—
The provision for income taxes	$—	$—

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024
China statutory income tax rate	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%
Permanent difference	(15.0)%	(15.0)%
Effective tax rate	—	—%

As of June 30, 2025 and December 31, 2024, the Company had approximately $27 million and $27 million of allowance for credit loss with deferred tax assets of approximately $0 and $0, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets as of June 30, 2025 and December 31, 2024. Thus, there were no valuation allowances of June 30, 2025 and December 31, 2024 in respect to the deferred tax assets on allowance for credit loss accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the six months ended June 30, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from June 30, 2025.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	June 30,	December 31,
	2025	2024

VAT taxes payable	$436,944	$435,132
Income taxes payable	181,066	180,315
Other taxes payable	178,794	178,045
Totals	$796,804	$793,492

13. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of June 30, 2025 and December 31, 2024, $1.06 million and $15,770 were deposited with financial institutions located in the PRC, respectively. These balances are covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2025, two customers accounted for 52.8% and 44.7% of the Company’s total revenues. For the six months ended June 30, 2024, four customers accounted for 30.9%, 27.2%, 22.1% and 19.9% of the Company’s total revenues.

As of June 30, 2025, four customers accounted for 29.0%, 28.5%, 24.3% and 15.7% of the total balance of accounts receivable. As of December 31, 2024, the Company does not have balance in AR.

Vendor concentration risk

For the six months ended June 30, 2025, one vendor accounted for 100% of the Company’s total purchases. For the six months ended June 30, 2024, no vendors exceeded 10% of purchases.

As of June 30, 2025, two vendors accounted for 42.2% and 11.4% of the total balance of accounts payable. As of December 31, 2024, one vendor accounted for 99.2% of the total balance of accounts payable.

14. SHAREHOLDERS’ EQUITY

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, and December 31, 2022 statements of changes in stockholders’ equity, and in per share data for all period presented.

On June 6, 2022, DTCC is presenting 35,641,462 shares for reverse split and request 3,572,818 shares after reverse split. The additional 8,762 shares requested represent round-up shares at the Beneficial/Participant level.

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

As of the date of the press release, the share capital of the Company is US$500,000,000, divided into 5,000,000,000,000,000 ordinary shares of US$0.0000001 par value each.

Securities Purchase Agreement

In June 2022, the Company entered into an Agreement with Aegis Capital Corp., to engages Aegis act as the Company’s exclusive underwriter and investment banker to consist of a sale of up to $10 million of the Company’s Securities. On July 11, 2022, the company issued 500,000 ordinary shares, par value $0.01 per share in the purchase contracts at a price of $3.60 per share directly to Blackhorse Capital Co., Ltd and Gold Bull Capital Co., Ltd respectively. Under the terms of the securities purchase agreement the Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 94,429 ordinary shares of the warrant issued on July 15, 2020, and has exercised 60,845 ordinary shares as of July 26, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.65 per share. The Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 300,000 ordinary shares of the warrant issued on July 15, 2020, and has exercised 100,933 and 108,714 ordinary shares respectively as of August 2, 2022 and August 4, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.51 and $2.24 per share.

On March 2023, the Company entered into an Agreement with F&P Capital Management Company Limited to consist of a sale of 4,000,000 Ordinary Shares at a total consideration of $2,800,000. F&P act as the Company’s party to distribute the shares to individuals: Wei WEN, Youzhi FAN, Ping LIU, Qian WANG, Chengcheng FAN, and Yao CHENG.

On September 2023 afterwards, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share, the exercise price per share of the common stock shall be adjusted to $0.70, result in an additional warrant amount of $283,425.

On February and March 2024, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share. The exercise price per share of the common stock shall be adjusted to $0.70, the company issued 25,000 and 75,000 shares at $0.7 per share, respectively.

On January 5, 2025, the Company and Maxim hereby agree that the closing on January 7, 2025 for the sale by the Company of an aggregate of 55,200,000 Ordinary Shares. The purchase price of $0.08 per share, for aggregate net proceeds to the Company of $4,026,880, after deducting fees to the placement agent and other offering expenses payable by the Company.

On January 7, 2025, the Company and Maxim hereby agree that the closing on January 9, 2025 for the sale by the Company of an aggregate of 55,950,000 Ordinary Shares. The purchase price of $0.07 per share, for aggregate net proceeds to the Company of $3,592,345, after deducting fees to the placement agent and other offering expenses payable by the Company.

On January 11, 2025, the Company and Maxim hereby agree that the closing on January 14, 2025 for the sale by the Company of an aggregate of 77,989,800 Ordinary Shares. The purchase price of $0.055 per share, for aggregate net proceeds to the Company of $3,939,178, after deducting fees to the placement agent and other offering expenses payable by the Company.

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui, respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021. According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to December 31, 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started on January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital of 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted Ordinary Shares. The agreement has been terminated in 2024. On May 2023, the Company engaged Dengwei as the non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses, under the agreement, the Company issued 500,000 Ordinary Shares.

On August 29, 2023, the Company and FirsTrust China Ltd signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 6 months from August 29, 2023 to February 28, 2024, the contractual payment is for a total of 300,000 ordinary shares.

On September 26, 2023, the Company and Chongqing Paier Qizhi Business Information Consulting Co., Ltd. signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 24 months from September 26, 2023 to September 26, 2025, the contractual payment is for a total of 2,305,671 Ordinary Shares. The purchase price of $2.06 per share, for aggregate net proceeds to the Company of $4,742,775, after deducting fees to the placement agent and other offering expenses payable by the Company.

Diamond purchase agreement

On June 28, 2023, the Company has entered into two diamonds purchased agreements (such action, the “Dimond Purchase”, the agreement with Alpha (as defined below, the “Alpha Agreement”, the agreement with Blue Sea (as defined below), the Blue Sea Agreement”) with Alpha Infinity Fintech Inc. (“Alpha”) and Fujian Blue Sea Resting Sun Science and Technology Limited (Blue Sea”) respectively (each, a “Subscriber”), pursuant to which the Company agreed to purchase the diamonds from and the Subscribers have agreed to sell to the Company, a number of diamonds valued at $25,472,904.53 in respect of the Diamonds Purchase with Alpha and $5,607,025.14 in respect of the Diamonds Purchase with Blue Sea, totaling $31,079,929.67 in value. Pursuant to the Alpha Agreement, the consideration for the diamonds thereunder shall be settled by way of (i) issuance of the Company’s Ordinary Shares to Alpha and its designated allottees; and (ii) payment of $1.3 million in cash. Pursuant to the Blue Sea Agreement, the consideration for the diamonds thereunder shall settled by way of issuance of the Company’s Ordinary Shares to Blue Sea and its designated allottees. Part of the consideration will be in the form of the Company issuing to the subscribers a total of 42,000,000 Ordinary Shares for a per share price of $0.71 and a total aggregate consideration of $29,820,000. As the closing price of the Company Ordinary Shartes was $1.01 per share on June 28, 2023, the purchase price was $42,000,000.

Gold purchase agreement

On January 27, 2025, Golden Alpha entered into a certain tail fee payment agreement with Rongxin Precious Metal Technology Co., Ltd. Pursuant to the Agreement, Golden Alpha paid off the remaining balance of $33,876,967 in connection with that gold purchase agreement dated August 28, 2024, in the form of ordinary shares of the Company, par value $0.01 per share. The parties mutually agreed that the Company shall issue a total of 246,182,908 Ordinary Shares at 30% premium of the average closing price of the Ordinary Shares in the past 30 days from the issuance date, which is $0.1376 per share, to the designees of the Seller.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE and Blue Hat Fujian (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Blue Hat PRC entities may allocate a portion of its after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025 and December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $147,769,679 and $97,591,534, respectively.

Payments-omnibus equity plan

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share. Pursuant to the resolutions of the shareholders of the Company passed on 10 May 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share.

Statutory reserve

During the six months ended June 30, 2025 and 2024, Blue Hat PRC entities collectively attributed nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the six months ended June 30, 2025 and 2024, the Company’s shareholders contributed $50,178,145 and $473,340 to the Company.

15. SUBSEQUENT EVENT

On February 28, 2025, the shareholders of the Company approved to effect certain reverse stock split at a ratio of 50-1 or 100-1, and on March 3, 2025, the Company’s board of directors elected to conduct a reverse stock split at a ratio of 100-1, effective on March 17, 2025.

On July 10, 2025, the Company held an Extraordinary General Meeting at which shareholders approved a reduction in the par value of the Company’s ordinary shares from $1.00 to $0.0000001 per share, such adjustment of the par value was effective on July 16, 2025 upon completion of the merger of the Company with Lanjin Technology Co., Ltd.

On September 26, 2025, the Company completed the issuance of a total of 29,682,353 Ordinary Shares (the “Securities”) at the average closing price of the Ordinary Shares in the past 30 trading days immediately before August 28, 2025, which is $1.7 per share, to certain designees of City Fields Enterprises Limited (the “City Fields”). The Securities are restricted from trading for three years.

The issuance is pursuant to that certain Gold Purchase Agreement dated August 8, 2025 and the supplementary agreements dated August 28, 2025 by and between the Company and the Seller (collectively the “City Fields Agreements”). Pursuant to the City Fields Agreements, the Company shall pay $50,460,000 purchase price in the form of Ordinary Shares to purchase 500 kilogram gold. According to a power of attorney (the “POA”) between City Fields and Mr. Xiaodong Chen, the Company’s Chief Executive Officer and Chairman of the Board, City Fields irrevocably authorized Mr. Chen to act as sole and exclusive proxy to (i) attend the shareholders’ meeting of the Company; and (ii) exercise the voting rights under the laws and the Amended and Restated Memorandum and Articles of Association of the Company then in effect during the term when the Seller holds the Securities.

On October 28, 2025, the board of directors of the Company approved and adopted the Company’s 2025 Equity Incentive Plan (the “Plan”), which shall become effective immediately.

16. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from diamond and gold trading.

Disaggregated information of revenues by business lines is as follows:

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024

Diamond trading	$—	$13,078,529
Gold trading	13,326,754	—
Total revenues	$13,326,754	$13,078,529

Disaggregated information by business lines is as follows:

Six months ended June 30, 2025

Gold Trading
Revenue	$13,326,754
Costs of revenue	(8,456,515)
Gross Profit	4,870,239

Six months ended June 30, 2024

Diamond Trading
Revenue	$13,078,529
Costs of revenue	(11,998,711)
Gross Profit	1,079,818

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations is as follows

	Six months ended June 30, 2025	Six months ended June 30, 2024

Domestic PRC revenues	$13,326,754	$13,078,529
Export revenues	—	—
Total revenues	$13,326,754	$13,078,529

Segment asset

	June 30,	December 31,
	2025	2024
Diamond trading	$—	$10,672,436
Gold trading	87,411,406	64,560,000
Total	87,411,406	75,232,436

Assets subject to attribution to business segments largely include property, plant and equipment, receivable and right of use assets. All other items are reflected in Corporate and Unallocated.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025 and December 31, 2024.

PARENT COMPANY BALANCE SHEETS

Schedule of condensed financial information of the parent company
	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$28,643	$—
Total current assets	28,643	—
Non-current assets:
Property, plant and equipment, net	3,218,987	3,321,582
Investment in subsidiaries	79,908,759	31,036,848
Total non-current assets	83,127,746	34,358,430
Total assets	$83,156,389	$34,358,430
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$917,085	$1,441,662
Total current liabilities	917,085	1,441,662
Non-current liabilities	773,950	773,950
Total liabilities	1,691,035	2,215,612
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0000001 par value, 5,000,000,000,000,000 shares authorized, 72,439,308,910,000 shares issued and outstanding as of June 30, 2025, and 5,849,828,110,000 shares issued and outstanding as of December 31, 2024*	7,243,930	584,982
Additional paid-in capital	138,382,497	94,863,300
Statutory reserves	2,143,252	2,143,252
Retained earnings	(67,212,720)	(66,356,798)
Accumulated other comprehensive losses	908,395	908,082
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	81,465,354	32,142,818
Total equity	81,465,354	32,142,818
Total liabilities and shareholders’ equity	$83,156,389	$34,358,430

* The change of the par value to US$0.0000001 par value each, in connection with certain merger of the Company with Lanjin Technology Co., Ltd effective July 16, 2025 is retroactively restated.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Revenues	$—	$13,078,529
Cost of sales	—	(11,998,711)
Gross profit	—	1,079,818
Operating expenses:
General and administrative expenses	(5,318,402)	(1,300,116)
Research and development	—	(319,060)
Other income (expenses):
Other finance expenses	(1,140)	(437)
Equity income (loss) of subsidiaries	4,463,620	(756,052)

NET LOSS	(855,922)	(1,295,847)
FOREIGN CURRENCY	313	(21,943)
COMPREHENSIVE LOSS	$(855,609)	$(1,317,790)
Less: Comprehensive income attributable to non-controlling interest	—	—
Comprehensive loss attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(855,609)	$(1,317,790)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Six months ended	Six months ended
	June 30,	June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(855,922)	$(1,295,847)
Adjustments to reconcile net income to cash used in operating activities:
Impairment loss of inventory
Equity income of subsidiaries	(48,871,911)	(33,204,000)
Changes in operating assets and liabilities:
Depreciation of property, plant and equipment	102,596	102,596
Share-based payments	4,742,775	403,340
Issuance of common stock to pay for goods	33,876,967	—
Inventories	—	17,178,241
Other receivables	—	19,390,118
Other payables and accrued liabilities	(524,578)	260,786
Net cash (used in)/generated from operating activities	(11,530,073)	2,835,234
CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash used in investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Underwriter’s partial exercise of over-allotment option, net of issuance costs	11,558,403	70,000
Repayment of long-term loans - related party	—	(90,500)
Net cash generated from/(used in) financing activities	11,558,403	(20,500)
EFFECT OF EXCHANGE RATE ON CASH	313	(21,943)
NET CHANGES IN CASH AND CASH EQUIVALENTS	28,643	2,792,791
CASH AND CASH EQUIVALENTS, beginning of year	—	23,107
CASH AND CASH EQUIVALENTS, end of year	$28,643	$2,815,898